LARRY A. CERUTTI
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com                           June 28, 2005



VIA FEDERAL EXPRESS AND
-----------------------
EDGAR CORRESPONDENCE
--------------------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      Emrise Corporation
                  Amendment No. 3 to Registration Statement on Form S-1 Filed June 17, 2005
                  Registration No. 333-122394
                  -----------------------------------------------------

Dear Mr. Mancuso:

         On behalf of Emrise Corporation ("Company"), this letter responds to your letter to the Company dated June 22, 2005. The comments contained in your letter are set forth below in their entirety for your convenience.

         Enclosed are clean and marked to show changes copies of Amendment No. 4 to the Company's Registration Statement on Form S-1, Registration No. 333-122394 ("Registration Statement"). Also enclosed are clean and marked to show changes copies of the Company's Form 8-K/A No. 3 for March 18, 2005 relating to the Pascall acquisition ("Form 8-K/A").

         We have indicated below where disclosure in response to your comments has been included in the Company's filings or the reasons why the Company believes such disclosure is inapplicable or inappropriate. The page numbers referenced below correspond to the clean non-EDGAR versions of the enclosed documents.

Amendment No. 3 to Registration Statement on Form S-1
-----------------------------------------------------

January 2005 Private Placement of Common Stock and Warrants, page 98
--------------------------------------------------------------------

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER 3. PLEASE TELL US HOW YOU ARE ACCOUNTING FOR AND VALUING THE REGISTRATION RIGHTS AGREEMENT. REFER TO EITF 00-19 AND 05-04 AND SFAS 129 AND 133 AS APPLICABLE. CITE THE ACCOUNTING UPON WHICH YOU RELIED.

         On January 5, 2005, the Company issued 12,503,500 shares of common stock and 3,776,185 investor and placement agent warrants for $18,005,040 in cash in a private offering. A total of $961,446 cash was paid from these funds to the placement agent for placement agent fees and expenses. In addition, the Company incurred various legal and accounting fees associated with the offering.

Russell Mancuso, Esq.
June 28, 2005
Page 2

         The offering documents included a registration rights agreement that called for initial liquidated damages equal to 1% of the amount paid by each investor to the Company in the offering, which damage payments totaled an aggregate of approximately $180,000, because the common stock and the shares of common stock underlying the warrants were not registered within 150 days following the closing date. The Company also must pay to each investor liquidated damages for the period from June 5, 2005 through the date the registration is declared effective, and for any future periods in which the Company is unable to maintain the effectiveness of the registration in accordance with the requirements contained in the registration rights agreement. These liquidated damages are equal to 2% of the amount paid by each investor for the common shares still owned by the investor on each monthly anniversary of the date of the default that occurs prior to the cure of the default, pro rated on a daily basis for periods of default shorter than one month. The maximum aggregate liquidated damages payable to any investor will be equal to 10% of the aggregate amount paid by the investor for the shares of the Company's common stock. Accordingly, the maximum aggregate penalty that the Company would be required to pay under the liquidated damages provisions is 10% of the $18,005,000 initial purchase price of the common stock, which would be approximately $1,801,000.

         The offering documents and related registration rights agreement do not provide any provision for the net cash settlement of the warrants. The warrants do permit the Company to settle the warrants in unregistered shares. All other conditions required under EITF 00-19 were met. Consequently, the warrants were classified as permanent equity, in accordance with paragraph 7 of EITF 00?19.

         The Company considered whether the liquidated damages clause payable in cash affected the accounting for the financial instrument subject to the provisions of EITF 00-19. The Company's accounting for the registration right is consistent with "View A" described in paragraphs 15 through 18 of EITF 05-04. The registration rights agreement and the warrants were considered together as a unit and analyzed under EITF 00-19. The agreements were entered into contemporaneously and between the same parties. Further, the common stock to be registered pursuant to the registration rights agreement are the same shares that will be used to settle the warrants upon exercise.

         The Company believes that the payment of the liquidated damages penalty should be combined with the Company's right to deliver unregistered shares in evaluating the financial instrument. The warrant has two settlement alternatives: (a) the delivery of registered shares in exchange for the exercise price or (b) the delivery of unregistered shares, plus the liquidated damages cash penalty required to be paid under the registration rights agreement, in exchange for the exercise price. The Company compared the maximum potential liquidated damages penalty under the registration rights agreement (maximum of 10%) to the difference between the fair values of the registered shares and unregistered shares. The Company determined that the maximum liquidated damages penalty of 10% was less than the difference between the fair values of registered and unregistered shares of its common stock. Consequently, the delivery of unregistered shares would be considered an economic alternative and the combined financial instrument would be classified as equity (note that the Company believes that all other criteria in paragraphs
12 through 32 of EITF 00-19 were met).

         The Company believes it has complied with the presentation and disclosure requirements of SFAS 129 and does not believe SFAS 133 applies to its financing transaction because the stock issued is not a derivative per paragraph 5 of SFAS 133 and the warrants are exempt under paragraph 11 of SFAS 133. The payments made to the Company shareholders in the second quarter of 2005 under the liquidated damages clause have been excluded from net income and recorded as a reduction of additional paid-in capital.

Russell Mancuso, Esq.
June 28, 2005
Page 3


Report of the Independent Auditors - Pascall Electronic (Holdings) Limited, page
--------------------------------------------------------------------------------
F-63
----

2.       WE NOTE THAT YOU AMENDED YOUR U.S. GAAP RECONCILIATION INCLUDED IN NOTE
         29. HAVE YOUR AUDITORS DISCUSS THE CONSIDERATION OF SAS NO. 1, SECTION 530, DATING OF THE INDEPENDENT AUDIT REPORT.

         The independent auditors have updated to June 27, 2005 the date of their report contained at page 61 of the Registration Statement and page F-1 of the Form 8-K/A.

Note 29. Summary of Certain Differences between Accounting Principles Generally
-------------------------------------------------------------------------------
Accepted in the United Kingdom and the United States of America, page F-90
--------------------------------------------------------------------------

3.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7. WITH REGARD TO ADJUSTMENT
         (C), WE NOTE THAT UNDER U.S. GAAP YOU WOULD HAVE BEEN REQUIRED TO RECOGNIZE AS NET PERIOD PENSION COST THE REQUIRED CONTRIBUTION FOR THE PERIOD AND ANY CONTRIBUTIONS DUE AND UNPAID WOULD HAVE BEEN REFLECTED AS A LIABILITY OF THE COMPANY. PLEASE TELL US WHERE THIS IS REFLECTED IN THE U.S. GAAP RECONCILIATION. YOUR RECONCILIATION TO U.S. GAAP SHOULD ALLOW THE READER TO DETERMINE THE AMOUNT OF EACH ADJUSTMENT TO EACH LINE ITEM OF THE FINANCIAL STATEMENTS.

         As noted in the Company's previous response, Pascall was allocated a charge from its parent company (Intelek) representing its annual required contribution to the group defined benefit plan. As a result, the amounts expensed by Pascall for the periods ended March 31, 2004 and March 18, 2005 under U.K. GAAP are equal to the required contributions required to be recognized as net periodic pension cost under U.S. GAAP. A reconciling item is not required in the U.S. GAAP reconciliation for either period since the reported expense and liability would have been the same as that reported under the U.K. GAAP financial statements. To clarify this point, the Company has modified the footnote disclosure with respect to adjustment (c) at page F-32 of the Form 8-K/A and pages F-91 and F-92 of the Registration Statement.

         In addition, the Form 8-K/A and Registration Statement have been revised to reflect the amount of each adjustment to each line item of the financial statements. The Company previously provided this detail on each balance sheet account and has now supplemented this disclosure at pages F-30 and F-31 of the Form 8-K/A and page F-90 of the Registration Statement to include the impact on the profit and loss accounts for both periods.

4. REVISE TO DISCLOSE THE BASIC AND DILUTED EPS CALCULATED IN ACCORDANCE WITH U.S. GAAP, IF MATERIALLY DIFFERENT THAN U.K. GAAP. NET LOSS PER SHARE

         The following disclosure has been included in Note 29 at page F-93 of the Registration Statement and pages F-33 and F-34 of the Form 8-K/A:

         NET LOSS PER SHARE

         U.S. GAAP requires the disclosure of net loss per share. The following tables compare net loss per share calculated under U.K. GAAP to net loss per share calculated under U.S. GAAP:

                                                     U.K. GAAP       U.S. GAAP
                                                      PERIOD          PERIOD
                                                       ENDED           ENDED
                                                   18 MARCH 2005   18 MARCH 2005
                                                      (POUND)         (POUND)
                                                   --------------  -------------
Net loss                                             (33,939)        (115,744)
Outstanding shares - basic and diluted               224,391          224,391
Net loss per share                                     (0.15)          (0.52)
                                                   ==============  =============

Russell Mancuso, Esq.
June 28, 2005
Page 4


                                                     U.K. GAAP       U.S. GAAP
                                                       YEAR            YEAR
                                                       ENDED           ENDED
                                                   31 MARCH 2005   31 MARCH 2005
                                                      (POUND)         (POUND)
                                                   --------------  -------------
Net loss                                             (25,783)         (86,399)
Outstanding shares - basic and diluted               224,391          224,391
Net loss per share                                     (0.11)           (0.39)
                                                   ==============  =============

         There were no potentially dilutive options or warrants outstanding during the periods presented.


         If you would like to discuss any of these responses, please call me at
(714) 641-3450.

                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP

                                                     /s/ Larry A. Cerutti

                                                     Larry A. Cerutti

Enclosures
cc:      Mr. Tim Buchmiller (w/enclosures)
         Mr. Carmine T. Oliva (w/enclosures, via e-mail)
         Mr. Randolph D. Foote (w/enclosures, via e-mail) Cristy Parker, Esq. (w/enclosures, via e-mail)
         Mr. Richard Simitian, CPA (w/enclosures, via e-mail) Mr. Joe Rumley, CPA (w/enclosures, via e-mail)
         Mr. Anthony Sanchez, CPA (w/enclosures, via e-mail) Mr. Fred Furry, CPA (w/enclosures, via e-mail)
         Mr. Kevin Hartley, CPA (w/enclosures, via e-mail)